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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 9877



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2008_____ AND ENDING_____12/31/2008_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen & Company of Florida, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 South Florida Avenue
(No. and Street)

Lakeland, FL   33803
(City)   (State)

OFFICIAL USE ONLY
FIRM I.D. NO.

PROCESSED

MAR 12 2009

THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph C. Allen   863-688-9000
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

311 South Florida Avenue, Suite 400, Lakeland, FL   33801
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 0 2009

BRANCH OF REGISTRATIONS AND
02   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____ Keith Albritton _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Allen & Company of Florida, Inc. _____ , as

of _____ December 31 _____ , 20 08 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Keith Albritton (signature)

Signature

President

Title

(Notary signature)

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN & COMPANY OF FLORIDA, INC.

FINANCIAL STATEMENTS
December 31, 2008

ALLEN & COMPANY OF FLORIDA, INC.
Lakeland, Florida

FINANCIAL STATEMENTS
December 31, 2008

CONTENTS



Crowe Horwath LLP
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

We have audited the accompanying statement of financial condition of Allen & Company of Florida, Inc. as of December 31, 2008, and the related statements of income, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen & Company of Florida, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 10, 2009

ASSETS

Cash	$	268,443
Receivables		
Clearing Organization		340,930
Commissions receivable		35,143
Employees		11,500
Other		5,586
Securities owned (Note 2)		2,240,034
Equipment and leasehold improvements, less accumulated depreciation (Note 3)		607,099
Prepaid expenses and other assets		27,794
TOTAL ASSETS	$	3,536,529

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	341,965
Commissions payable		187,698
Deferred compensation (Note 5)		598,885
Total liabilities		1,128,548

Commitments and contingencies (Notes 4, 6, and 8)

Stockholder's equity		
Class A common stock, $.10 par, shares authorized, 1,500,000; issued and outstanding, 662,714		66,271
Class B common stock, $.10 par, shares authorized, 500,000; issued and outstanding, 171,792		17,179
Additional paid-in capital		642,664
Retained earnings		1,681,867
Total stockholder's equity		2,407,981
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	3,536,529

See accompanying notes to financial statements.

Revenues

Commissions	$ 9,999,046
Interest and dividends	118,902
Realized and unrealized losses on securities, net	(231,770)
Other	334,676
Total revenues	10,220,854

Expenses

Employee compensation and benefits (Note 5)	7,244,710
Clearance and exchange fees	406,567
Occupancy (Notes 6 and 8)	296,809
Other	263,990
Repairs and maintenance	120,921
Advertising	120,592
Office expenses	110,664
Depreciation expense	106,622
Legal and professional fees	59,689
Communications and data processing	54,786
Taxes and licenses	37,979
Training and seminars	34,448
Charitable contributions	10,515
Total expenses	8,868,292

Net income $ 1,352,562

ALLEN & COMPANY OF FLORIDA, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
Year ended December 31, 2008

| | Common stock | | Additional paid-in | Retained | |
	Class A	Class B	capital	earnings	Total
Balance, January 1, 2008	$ 66,271	$ 17,179	$ 642,664	$ 747,055	$ 1,473,169
Dividend distribution	-	-	-	(417,750)	(417,750)
Net income	-	-	-	1,352,562	1,352,562
Balance, December 31, 2008	$ 66,271	$ 17,179	$ 642,664	$ 1,681,867	$ 2,407,981

See accompanying notes to financial statements.

Cash flows from operating activities		
Net income	$	1,352,562
Adjustments to reconcile net income to net cash from operating activities		
Depreciation expense		106,622
Change in assets and liabilities		
Receivables		55,461
Securities owned, net		(532,284)
Prepaid expenses and other assets		1,118
Accounts payable and accrued expenses		(255,486)
Commissions payable		(59,845)
Deferred compensation		129,185
Net cash from operating activities		797,333
Cash flows from investing activities		
Purchases of equipment		(220,694)
Cash flows from financing activities		
Dividend distribution		(417,750)
Net change in cash		158,889
Cash at beginning of year		109,554
Cash at end of year	$	268,443

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: Allen & Company of Florida, Inc. (the Company) is a fully disclosed introducing broker-dealer, clearing through First Clearing Corporation, registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Allen & Company Financial Corporation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities transactions and related commission revenues and expenses are recognized on the trade date.

Receivables: The Company grants credit to its clearing organization and other companies in the financial services industry that it does business with. The Company also routinely grants credit to its officers, employees and affiliated companies. An allowance for uncollectible accounts is estimated and recorded based on management's judgment. At December 31, 2008 all receivables are considered collectible and no allowance is required.

Securities owned: Securities owned are carried at market value. Market value generally represents publicly quoted values or amounts that approximate quotes values for securities of comparable credit quality. At year-end, these securities consist primarily publicly traded equities.

Equipment and leasehold improvements: Equipment is stated at cost and depreciated using either the straight-line or accelerated methods over the estimated useful lives of the assets. Leasehold improvements are depreciated using the straight-line method over the life of the lease.

Advertising: Advertising costs are expensed as incurred. Total advertising expense was $120,592 for the year ended December 31, 2008.

(Continued)

6.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: The Company's income is included in the tax return of Allen & Company Financial Corporation. Allen & Company Financial Corporation has elected to be taxed as an S corporation, therefore, there is no tax liability to the Company. FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), issued July 2006, was effective as of January 1, 2007. The Company has elected to defer adoption of FIN 48, in accordance with the provisions of FASB Staff Position No. FIN 48-3, which permits certain nonpublic enterprises to delay adoption until fiscal years beginning after December 15, 2008. Currently, the Company accounts for contingencies associated with certain tax positions in accordance with SFAS No. 5, "Accounting for Contingencies".

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard was effective for fiscal years beginning after November 15, 2007.

Concentration Of Credit Risk: The Company maintains cash deposits in excess of the $250,000 limit insured by the Federal Deposit Insurance Corporation (FDIC). Management believes the risk is managed by maintaining all deposits in high quality financial institutions.

NOTE 2 - FAIR VALUE

FAS 157 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

NOTE 2 – FAIR VALUE (Continued)

The fair values of investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The fair values of nonmarketable securities are determined based upon management's evaluation of the future cash flows expected.

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned			
Mutual funds	$ 592,025	$ -	$ -
Money market funds	1,501,966	-	-
Equities	46,043	-	-
Auction rate preferred securities	-	-	100,000
	$ 2,140,034	$ -	$ 100,000

The table below presents a reconciliation and income statement classification of gains and losses for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Trading Securities
Beginning balance, January 1, 2008	$ 100,000
Total gains or losses (realized/unrealized)	
Included in earnings	
Purchases	100,000
Sales	(100,000)
Unrealized losses	-
Ending balance, December 31, 2008	$ 100,000

(Continued)

NOTE 2 – FAIR VALUE (Continued)

The changes in unrealized gains and losses recorded in the accompanying statement of income as "realized and unrealized losses on securities, net" for the year ended December 31, 2008, includes no unrealized gain or loss for Level 3 investments that are still held at December 31, 2008. In February 2009, the auction rate preferred securities held by the Company at December 31, 2008, were redeemed at their carrying value.

NOTE 3 – EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of equipment and leasehold improvements consist of:

Furniture and equipment	$ 568,869
Leasehold improvements	633,093
Computer equipment	246,233
Progress billings on Lakeland parking project	18,373
	1,466,568
Less accumulated depreciation	859,469
	$ 607,099

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is a guarantor on an unsecured $500,000 line-of-credit obtained by its parent company, Allen & Company Financial Corporation. There were no borrowings outstanding under the agreement at December 31, 2008.

The Company self-insures its errors and omissions insurance (E&O) policy. There were no known claims outstanding at December 31, 2008. Any future claims will be expensed as incurred

NOTE 5 - EMPLOYEE BENEFITS

The Company sponsors a 401(k) savings plan covering all eligible employees. Employees may contribute up to 100 percent of their eligible compensation to the plan, subject to the limits of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the plan are equal to the lesser of 3.5 percent of the employee's salary or one-half of the employee's deferral up to a maximum of $5,000 per year. The Company's contribution to the plan was $116,174 for the year ended December 31, 2008.

(Continued)

NOTE 5 - EMPLOYEE BENEFITS (Continued)

The Company has a non-qualified deferred compensation agreement with an employee that provides for specified future payments beginning in 2009. The Company has recognized a liability of $565,100 at December 31, 2008, representing the present value of the amount of future payments earned to date under the agreement discounted at 6 percent.

The Company has another non-qualified deferred compensation plan with an employee that provides for payments upon the employee's death, disability or attainment of the normal retirement age. The Company has recognized a liability of $33,785 at December 31, 2008, representing the annual accrual required under the terms of the agreement.

NOTE 6 - LEASES

The Company leases its Lakeland (Note 8) and Winter Haven, Florida offices, a vehicle, and various other office equipment under noncancellable operating leases.

Future minimum rental payments required under rental real estate leases that have initial or remaining noncancellable terms in excess of one year are approximately as follows:

2009	$ 289,513
2010	286,900
2011	282,795
2012	134,521
2013	
	$ 993,729

Total rent expense recognized in the accompanying statement of income for the year ended December 31, 2008 was $254,610.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,530,253. The required minimum net capital was $250,000. The Company's net capital ratio was .74 at December 31, 2008.

(Continued)

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company leases its Lakeland office from a partnership controlled by an officer of the Company. The lease is currently payable $13,662 monthly, contains annual escalation provisions and expires in 2012 with a five year extension option. Rent expense related to the Lakeland office included in the accompanying statement of income was $171,217 for the year ended December 31, 2008.

SUPPLEMENTARY INFORMATION

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2008

Total ownership equity	$ 2,407,981
Deduct	
Non-allowable assets	751,979
Net capital before haircuts on securities positions	1,656,002
Deduct	
Investment securities haircuts	
Other securities	125,749
Net capital	$ 1,530,253
Aggregate indebtedness	$ 1,128,548
Ratio of aggregate indebtedness to net capital	74%

There were no material differences between the original FOCUS Report and the amended FOCUS Report filed February 6, 2009; therefore, a reconciliation is not necessary pursuant to Rule 17a-5(d)(4).

Allen & Company of Florida, Inc. is not required to maintain a reserve bank account under paragraph (k)(2)(B) of Rule 15c3-3.

ALLEN & COMPANY OF FLORIDA, INC.
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

Allen & Company of Florida, Inc. (the Company) is not required to compute the Reserve Requirements or include information relating to the possession or control requirements pursuant to Rule 15c3-3 under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(b) of Rule 15c3-3.

14.

SUPPLEMENTAL AUDIT REPORT


REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL
REQUIRED BY RULE 17A-5

To the Board of Directors of
Allen & Company of Florida, Inc.
Lakeland, Florida

In planning and performing our audit of the financial statements of Allen & Company of Florida, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financing reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute

(Continued)

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Lakeland, Florida
February 10, 2009

END

16.